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                            March 20, 2024

       Kenneth McGrath
       Chief Financial Officer
       ORASURE TECHNOLOGIES INC
       220 East First Street
       Bethlehem , Pennsylvania 18015

                                                        Re: ORASURE
TECHNOLOGIES INC
                                                            Form 10-K filed
March 11, 2024
                                                            Item 2.02 Form 8-K
filed February 27, 2024
                                                            File No. 001-16537

       Dear Kenneth McGrath:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K filed March 11, 2024

       Inventories, page 66

   1. Given your disclosure that you expect a significant decline in COVID-19 revenues during
                                                        2024, please disclose
how much of your ending inventory balance is comprised of
                                                        COVID-19 testing
products. Disclose also how much of that inventory is expired, if any.
       Item 2.02 Form 8-K filed February 27, 2024

       Exhibit 99.1
       OraSure Technologies GAAP to Non-GAAP Reconciliation, page 10

   2. We note that you include an adjustment for inventory reserve for excess levels in your determination of
Non-GAAP cost of goods sold, gross margin, operating income, net income(loss) and
earnings(loss) per share. This adjustment appears to be part of the normal course of your
operations and therefore inconsistent with Question 100.01 of the
                                                        Compliance and
Disclosure Interpretations on Non-GAAP Financial Measures. Please
 Kenneth McGrath
ORASURE TECHNOLOGIES INC
March 20, 2024
Page 2
         advise or revise to no longer include this adjustment in your determination of your non-
         GAAP measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeanne Baker at 202-551-3691 or Al Pavot at 202-551-3738 with any questions.



                                                              Sincerely,
FirstName LastNameKenneth McGrath
                                                              Division of
Corporation Finance
Comapany NameORASURE TECHNOLOGIES INC
                                                              Office of
Industrial Applications and
March 20, 2024 Page 2                                         Services
FirstName LastName